Gerald Adler
Direct Tel: (212) 698-3679
Direct Fax: (212) 698-3599
gerald.adler@dechert.com

October 12, 2005

BOSTON

BRUSSELS

CHARLOTTE

FRANKFURT

HARRISBURG

HARTFORD

LONDON

LUXEMBOURG

MUNICH

NEW YORK

NEWPORT BEACH

PALO ALTO

PARIS

PHILADELPHIA

PRINCETON

SAN FRANCISCO

WASHINGTON

VIA EDGAR AND FACSIMILE (202) 772-9206

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, DC 20549-0405

Re:          Federal Services Acquisition Corporation
Registration Statement on Form S-1
File No. 333-124638
Amendment Filed: September 23, 2005

Ladies and Gentlemen:

At the request of Federal Services Acquisition Corporation, a Delaware corporation (the “Company”), we are responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated October 7, 2005 from John Reynolds of the Commission to Joel R. Jacks, Chairman and Chief Executive Officer of the Company relating to Amendment No. 6 to the Registration Statement on Form S-1 of the Company initially filed with the Commission on May 4, 2005 (the “Registration Statement”).  The Registration Statement relates to the company’s initial public offering of 21,000,000 units, each unit consisting of one share of the Company’s common stock and two warrants for an aggregate public offering price of $126,000,000.

The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made.  For your convenience, we have included above each response a copy of the comment to which we are responding.

Comments and Responses:

General

1.               Comment: The information provided in your response to our prior comments 1 and 2 appears to suggest that particular investors have negotiated revision to the terms of the offering being registered hereby which have been adopted by the company and, as a result, such investors may have rendered investment decisions with respect to the purchase of the securities offered.  Please advise us about the discussions that caused the company to modify the terms highlighted in our previous comments.  If you do not believe that these investors have rendered an investment decision, then explain the impact of their ability to dictate certain of the material terms of this transaction.  Also explain how the apparent rendering of investment decisions is consistent with the

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obligations imposed by Section 5 of the Securities Act of 1933.  We may have further comment after reviewing your response.

Response: The Company and the underwriter engaged in various meetings with potential investors.  During the course of this marketing effort, certain potential investors indicated that they would not be interested in purchasing in the offering unless there were a more substantial warrant purchase commitment from the founders and the deposit of a larger percentage of the offering proceeds in the trust account.  Many of these potential investors have alternative investment opportunities in similarly structured offerings of blank check companies and indicated that differentiating the Company’s offering from these opportunities could change these potential investors’ assessment of the Company’s offering as compared to these other offerings. .  The Company agreed to make these changes in order to increase the likelihood of these potential investors purchasing units in the offering.  As is customary in the marketing of public offerings, the underwriter has sought preliminary indications of interest from potential investors.  However, neither the issuer nor the underwriter is aware of a final investment decision having been made by any of these potential investors.  Neither the issuer nor the underwriter has made any sale of the securities in the offering and no one will be obligated to purchase in the offering or be permitted to do so, until the registration statement has been declared effective.  We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable.  In the meantime, should you have any questions, comments, or desire further information regarding any of the responses or the attached filing, please contact the undersigned at (212) 698-3679.

Sincerely,

Gerald Adler

GA:jt

(Attachment via Edgar/Enclosures via Facsimile)

cc: Joel R. Jacks,

     Chairman and Chief Executive Officer